Filed Pursuant to Rule 433
Registration No. 333-190911-02

Entergy Arkansas, Inc.
$250,000,000
First Mortgage Bonds,
4.95% Series due December 15, 2044
Final Terms and Conditions
December 3, 2014

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	December 3, 2014

Settlement Date (T+4):	December 9, 2014

Principal Amount:	$250,000,000

Coupon:	4.95%

Coupon Payment Dates:	June 15 and December 15 of each year

First Payment Date:	June 15, 2015

Final Maturity Date:	December 15, 2044

Optional Redemption Terms:	Make-whole call at any time prior to December 15, 2024 at a discount rate of Treasury plus 30 bps and, thereafter, at par

UST Benchmark:	3.125% due August 15, 2044

Spread to UST Benchmark:	+200 bps

Treasury Price:	102-16+

Treasury Yield:	2.996%

Re-offer Yield:	4.996%

Issue Price to Public:	99.288%

Net Proceeds Before Expenses:	$246,032,500

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc. Stephens Inc.
Co-Managers:	CIBC World Markets Corp. SunTrust Robinson Humphrey, Inc. CastleOak Securities, L.P. Mischler Financial Group, Inc.

CUSIP / ISIN:	29364D AT7 / US29364DAT72

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) Goldman, Sachs & Co. toll-free at 1-866-471-2526, (iii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (iv) SMBC Nikko Securities America, Inc. toll-free at 1-800-406-2835 or (v) Stephens Inc. toll-free at 1-800-643-9691.